Exhibit 99.1

Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Immediate Release
For Details Contact:
Edward J. Richardson		Kathleen S. Dvorak	LaFox, IL 60147-0393
Chairman and CEO		EVP & CFO	USA
Phone:	(630) 208-2340	(630) 208-2208	Phone:	(630) 208-2200
E-mail:	info@rell.com		Fax:	(630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER AND

FULL-YEAR FISCAL 2009 RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, July 22, 2009: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported net sales during the fourth quarter ended May 30, 2009, of $114.6 million, a 26.1% decrease from net sales of $155.1 million during the fourth quarter last year. Operating loss and net loss during the fourth quarter of fiscal 2009 were $7.8 million and $10.4 million, respectively, including $11.2 million of significant charges. Excluding these charges, on a non-GAAP basis, operating income was $3.4 million and net income was $0.2 million during the fourth quarter of fiscal 2009.

Significant charges included in the fourth quarter of fiscal 2009 were $7.5 million of inventory reserves related to a decline in projected future sales for certain products due to the downturn in the economy; $2.2 million of severance expense related to headcount reductions; and $1.5 million of non-cash goodwill impairment charges.

Full-Year Fiscal 2009

Net sales during fiscal 2009 were $496.4 million, a 12.7% decrease from net sales of $568.4 million during fiscal 2008. Operating loss for fiscal 2009 and fiscal 2008 was $8.1 million and $1.3 million, respectively. Net loss for fiscal 2009 and fiscal 2008 was $12.2 million and $8.4 million, respectively.

The Company’s results for fiscal years 2009 and 2008 include significant charges that impact the comparability of the results from operations. Excluding these significant charges, on a non-GAAP basis, operating income was $14.1 million during fiscal 2009, compared to $16.3 million during fiscal 2008. Net income was $8.7 million during fiscal 2009, compared to net income of $6.6 million during fiscal 2008, excluding these significant charges. A complete reconciliation of these items is provided within this press release under the heading “Certain Non-GAAP Financial Information.”

Gross profit for fiscal 2009 was $109.6 million as compared to $135.6 million for fiscal 2008. Excluding inventory reserves, on a non-GAAP basis, gross margin as a percent of net sales declined to 24.0% during fiscal 2009, compared to 24.3% during fiscal 2008.

Selling, general, and administrative (“SG&A”) costs during fiscal 2009 were $110.4 million, or 22.3% of net sales, compared to $125.3 million, or 22.0% of net sales during fiscal 2008. SG&A costs include severance expense during fiscal 2009 and fiscal 2008 of $4.6 million and $3.3 million, respectively. Excluding severance expense, on a non-GAAP basis, SG&A costs were $105.8 million, or 21.3% of net sales, during fiscal 2009, compared to $122.0 million, or 21.5% of net sales, during fiscal 2008.

“During the fiscal year, we have been very successful in taking costs out of our company. Excluding significant charges our operating income was $14.1 million for the 2009 fiscal year. We are continuing to pursue additional cost cutting opportunities that will position us to achieve improved operating performance in fiscal 2010 despite the current economic environment,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED MAY 30, 2009

•	Net sales for the fourth quarter of fiscal 2009 were $114.6 million, down 26.1%, compared to net sales of $155.1 million during the fourth quarter of last year.

•

Gross margin as a percent of net sales decreased to 17.5% during the fourth quarter of fiscal 2009, compared to 24.4% during the fourth quarter of last year. The gross margin percent of 17.5% during the fourth quarter of fiscal 2009 includes $7.5 million of additional inventory reserves.

•

SG&A expenses decreased to $26.4 million during the fourth quarter of fiscal 2009, compared to $32.0 million during the fourth quarter of last year. The $26.4 million includes $2.2 million of severance expense.

•	Operating loss during the fourth quarter of fiscal 2009 was $7.8 million, compared to an operating loss of $5.7 million during the fourth quarter of last year.

•	Net loss during the fourth quarter of fiscal 2009 was $10.4 million versus a net loss of $5.2 million during the fourth quarter of last year.

FINANCIAL SUMMARY — FISCAL YEAR ENDED MAY 30, 2009

•	Net sales for fiscal 2009 were $496.4 million, down 12.7%, compared to net sales of $568.4 million during last year.

•

Gross margin as a percent of net sales decreased to 22.1% during fiscal 2009, compared to 23.9% last year. The gross margin percent of 22.1% includes $9.5 million of inventory reserves recorded during fiscal 2009.

•

SG&A expenses decreased to $110.4 million during fiscal 2009, including $4.6 million of severance expense and $0.7 million of expense related to the write-off of a note receivable, compared to $125.3 million during last year.

•	Operating loss during fiscal 2009 was $8.1 million, compared to an operating loss of $1.3 million during last year.

•	Net loss during fiscal 2009 was $12.2 million versus a net loss of $8.4 million during last year.

FOCUS ON WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash flows provided by operating activities were $11.1 million during fiscal 2009, compared to cash flows provided by operating activities of $27.9 million during fiscal 2008. Our debt less cash as of the end of fiscal 2009 was $8.5 million, a $7.1 million improvement, compared to $15.6 million at the end of fiscal 2008.

“Despite the continuing challenges of the global economy, we were able to generate positive cash flow during the year. Our balance sheet continues to be the strongest it has been in years. We will continue to manage working capital to ensure we have adequate flexibility and liquidity to manage our business,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

During the fourth quarter, the Company did not repurchase any shares of its common stock under its share repurchase program. The share repurchase program was approved by the Company’s Board of Directors in January 2009. The share repurchase program does not have an expiration date and may be cancelled at any time.

OUTLOOK

“While sales have declined, we are beginning to see our backlog stabilize, our customers are becoming more optimistic, and we are seeing pockets of good news in terms of projects that are getting back on track. We are continuing to aggressively take costs out of the business. We are making permanent fundamental changes to the way we operate that will position us to return to profitability during fiscal 2010,” concluded Mr. Richardson.

CERTAIN NON-GAAP FINANCIAL INFORMATION

Richardson Electronics, Ltd.

Unaudited Gross Profit, Operating Loss, and Net Loss Reconciliations

(in millions)

	Three Months Ended		Twelve Months Ended
	May 30, 2009	May 31, 2008	May 30, 2009	May 31, 2008
GAAP Gross Profit	$20.0	$37.9	$109.6	$135.6
Adjustments:
Inventory write-downs	7.5	—	9.5	2.8

Adjusted Gross Profit	$27.5	$37.9	$119.1	$138.4

GAAP Operating Loss	$(7.8)	$(5.7)	$(8.1)	$(1.3)
Adjustments:
Inventory write-downs	7.5	—	9.5	2.8
Write-off of long-term note receivable	—	—	0.7	—
Impairment of goodwill	1.5	11.5	1.5	11.5
Severance expense	2.2	0.3	4.6	3.3
(Gain) loss on disposal of assets	(0.0)	0.0	5.9	0.0

Adjusted Operating Income	$3.4	$6.1	$14.1	$16.3

GAAP Net Loss	$(10.4)	$(5.2)	$(12.2)	$(8.4)
Adjustments, net of tax:
Inventory write-downs	7.3	—	9.2	2.8
Write-off of long-term note receivable	—	—	0.5	—
Impairment of goodwill	1.3	9.2	1.3	9.2
Severance expense	2.0	0.3	4.0	3.0
(Gain) loss on disposal of assets	(0.0)	0.0	5.9	0.0

Adjusted Net Income	$0.2	$4.3	$8.7	$6.6

In addition to disclosing results that are determined in accordance with Generally Accepted Accounting Principles (“GAAP”), we provide certain non-GAAP financial information relating to gross profit, operating income (loss), and net income (loss) adjusted for certain charges, credits and losses that we believe impact the comparability of our results of operations.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on August 20, 2009, to all common stockholders of record on August 8, 2009. The Company currently has 14,866,774 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, July 23, 2009, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s fiscal 2009 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-419-5570 and enter passcode 11598124 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 23, 2009, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 65512525.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2009 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 30, 2009	May 31, 2008	May 30, 2009	May 31, 2008
Statements of Operations
Net sales	$114,565	$155,093	$496,379	$568,409
Cost of sales	94,558	117,173	386,749	432,810

Gross profit	20,007	37,920	109,630	135,599
Selling, general, and administrative expenses	26,359	32,018	110,448	125,330
Impairment of goodwill	1,472	11,506	1,472	11,506
(Gain) loss on disposal of assets	(2)	97	5,854	27

Operating loss	(7,822)	(5,701)	(8,144)	(1,264)

Other (income) expense:
Interest expense	1,111	1,239	4,600	6,854
Investment (income) expense	8	(357)	(329)	(928)
Foreign exchange (gain) loss	1,320	(67)	(1,316)	1,485
Gain on retirement of long-term debt	—	—	(849)	—
Other, net	256	(19)	164	14

Total other expense	2,695	796	2,270	7,425

Loss from continuing operations before income taxes	(10,517)	(6,497)	(10,414)	(8,689)
Income tax provision (benefit)	(111)	(1,263)	1,750	(218)

Loss from continuing operations	(10,406)	(5,234)	(12,164)	(8,471)
Income from discontinued operations, net of tax	—	—	—	45

Net loss	$(10,406)	$(5,234)	$(12,164)	$(8,426)

Net loss per common share – basic	$(0.59)	$(0.30)	$(0.69)	$(0.48)

Net loss per common share – diluted	$(0.59)	$(0.30)	$(0.69)	$(0.48)

Weighted average number of shares:
Common shares – basic	14,858	14,806	14,857	14,794

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted	14,858	14,806	14,857	14,794

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.020	$0.080	$0.120

Dividends per Class B common share	$0.018	$0.018	$0.072	$0.108

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 30, 2009	May 31, 2008
Assets
Current assets:
Cash and cash equivalents	$43,887	$40,042
Receivables, less allowance of $2,396 and $1,635	92,449	109,520
Inventories	81,165	93,858
Prepaid expenses	5,245	4,300
Deferred income taxes	2,591	2,121

Total current assets	225,337	249,841

Non-current assets:
Property, plant and equipment, net	19,371	28,635
Goodwill	—	1,483
Deferred financing costs, net	432	758
Non-current deferred income taxes	3,385	3,875
Assets held for sale	—	105
Other non-current assets	290	1,538

Total non-current assets	23,478	36,394

Total assets	$248,815	$286,235

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$52,996	$58,860
Accrued liabilities	18,371	21,818

Total current liabilities	71,367	80,678

Non-current liabilities:
Long-term debt	52,353	55,683
Long-term income tax liabilities	5,016	6,768
Other non-current liabilities	1,386	1,676

Total non-current liabilities	58,755	64,127

Total liabilities	130,122	144,805

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,930 shares at May 30, 2009, and 15,929 shares at May 31, 2008	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at May 30, 2009, and at May 31, 2008	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,370	119,735
Common stock in treasury, at cost, 1,065 shares at May 30, 2009, and at May 31, 2008	(6,310)	(6,310)
Retained earnings (accumulated deficit)	(2,475)	11,098
Accumulated other comprehensive income	6,159	15,958

Total stockholders’ equity	118,693	141,430

Total liabilities and stockholders’ equity	$248,815	$286,235

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Twelve Months Ended
	May 30, 2009	May 31, 2008	May 30, 2009	May 31, 2008
Operating activities:
Net loss	$(10,406)	$(5,234)	$(12,164)	$(8,426)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,084	1,317	4,546	5,257
Inventory provisions	6,950	677	9,835	3,977
(Gain) loss on disposal of assets	(2)	97	5,854	27
Gain on retirement of long-term debt	—	—	(849)	—
Impairment of goodwill	1,472	11,506	1,472	11,506
Write-off of deferred financing costs	—	—	—	643
Stock compensation expense	162	164	630	687
Deferred income taxes	(385)	(2,096)	(126)	(3,026)
Accounts receivable	3,500	(4,266)	12,219	3,535
Inventories	8,680	14,040	244	19,426
Prepaid expenses	(206)	1,315	(620)	2,532
Accounts payable	(1,480)	663	(4,950)	2,344
Accrued liabilities	388	1,662	(3,349)	(6,928)
Other	(233)	(187)	(1,661)	(3,638)

Net cash provided by operating activities	9,524	19,658	11,081	27,916

Investing activities:
Capital expenditures	(310)	(271)	(1,197)	(4,464)
Proceeds from sale of assets	14	130	189	1,137
Contingent purchase price consideration	(24)	(96)	2	(256)
(Gain) loss on sale of investments	9	(253)	1	(124)
Proceeds from sales of available-for-sale securities	37	362	161	707
Purchases of available-for-sale securities	(37)	(8)	(161)	(196)

Net cash used in investing activities	(311)	(136)	(1,005)	(3,196)

Financing activities:
Proceeds from borrowings	27,700	34,500	120,000	197,700
Payments on debt	(27,700)	(44,500)	(120,000)	(263,340)
Restricted cash	—	—	—	61,899
Proceeds from issuance of common stock	—	—	5	69
Cash dividends	(352)	(351)	(1,409)	(2,107)
Payments on retirement of long-term debt	—	—	(2,364)	—
Other	—	—	—	(95)

Net cash used in financing activities	(352)	(10,351)	(3,768)	(5,874)

Effect of exchange rate changes on cash and cash equivalents	2,441	329	(2,463)	3,760

Increase in cash and cash equivalents	11,302	9,500	3,845	22,606
Cash and cash equivalents at beginning of period	32,585	30,542	40,042	17,436

Cash and cash equivalents at end of period	$43,887	$40,042	$43,887	$40,042

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For Fiscal 2009 and 2008

(in thousands)

By Business Unit:

	Net Sales			Gross Profit (1)
Fourth Quarter	FY 2009	FY 2008	% Change	FY 2009	% of Sales	FY 2008	% of Sales
RF, Wireless & Power Division	$84,307	$102,996	(18.1)%	$16,076	19.1%	$22,866	22.2%
Electron Device Group	16,914	27,507	(38.5)%	689	4.1%	8,972	32.6%
Canvys	13,343	23,775	(43.9)%	3,283	24.6%	5,712	24.0%
Corporate	1	815		(41)		370

Total	$114,565	$155,093	(26.1)%	$20,007	17.5%	$37,920	24.4%

Twelve Months	Net Sales			Gross Profit (2)
	FY 2009	FY 2008	% Change	FY 2009	% of Sales	FY 2008	% of Sales
RF, Wireless & Power Division	$355,189	$376,203	(5.6)%	$76,031	21.4%	$85,323	22.7%
Electron Device Group	82,168	108,272	(24.1)%	21,512	26.2%	35,049	32.4%
Canvys	59,019	79,655	(25.9)%	12,405	21.0%	15,740	19.8%
Corporate	3	4,279		(318)		(513)

Total	$496,379	$568,409	(12.7)%	$109,630	22.1%	$135,599	23.9%

(1)	- Included in gross profit during fiscal 2009 are inventory write-downs of $2.3 million for the RF, Wireless & Power Division, $4.6 million for the Electron Device Group, and $0.6 million for Canvys.

(2)	- Included in gross profit during fiscal 2009 are inventory write-downs of $2.3 million for the RF, Wireless & Power Division, $4.8 million for the Electron Device Group, and $2.4 million for Canvys. Gross profit during fiscal 2008 included inventory write-downs of $0.9 million for the RF, Wireless &Power Division, and $1.9 million for Canvys.